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Exhibit 12.1

VISANT HOLDING CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	(Successor)						Jostens, Inc. (Predecessor)
	Three Months April 1, 2006	Three Months April 2, 2005	2005		2004	Five Months 2003	Seven Months 2003		2002		2001
	Dollars in thousands
Earnings
Income (loss) from continuing operations before income taxes	$(2,964)	$(17,975)	$62,345		$(153,469)	$(70,351)	$11,750		$64,483		$45,115
Interest expense (excluding capitalized interest)	31,070	30,568	125,144		160,985	68,423	32,528		68,435		79,035
Portion of rent expense under long-term operating leases representative of an interest factor	823	747	3,072		2,980	978	3,219		1,312		1,164

Total earnings (loss)	$28,929	$13,340	$190,561		$10,496	$(950)	$47,497		$134,230		$125,314

Fixed charges
Interest expense (including capitalized interest)	$31,070	$30,568	$125,144		$160,985	$68,423	$32,528		$68,435		$79,035
Portion of rent expense under long-term operating leases representative of an interest factor	823	747	3,072		2,980	978	3,219		1,312		1,164

Total fixed charges	$31,893	$31,315	$128,216		$163,965	$69,401	$35,747		$69,747		$80,199

Ratio of earnings to fixed charges(1)	—	—	1.5	x	—	—	1.3	x	1.9	x	1.6	x

(1)
For the three month period ended April 1, 2006 and April 2, 2005, earnings did not cover fixed charges by $3.0 million and $18.0 million, respectively. For 2004 and the successor period in 2003, earnings did not cover fixed charges by $153.5 million and $70.4 million, respectively.

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VISANT HOLDING CORP. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)